

June 6, 2016

Mail Stop 4631

<u>Via E-mail</u>
Curtis E. Espeland
Executive Vice President
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37662

  Re: Eastman Chemical Company
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed February 25, 2016
     File No. 1-12626

Dear Mr. Espeland:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Terence O'Brien

            Terence O'Brien
            Branch Chief
            Office of Manufacturing and
            Construction